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Attention: Inessa Kessman and Robert Littlepage

Re:	Beasley Broadcast Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 8-K filed May 9, 2022

File No. 000-29253

Dear Ms. Kessman and Mr. Littlepage:

On behalf of our client, Beasley Broadcast Group, Inc. (the “Company”), this letter is in response to the letter dated June 16, 2022, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Current Report on Form 8-K (the “Form 8-K”).

The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Consolidated Financial Statements

Consolidated Statements of Equity, page 34

1.

Please explain to us the facts and circumstances of the transaction identified as “acquisition of noncontrolling interest” that resulted in reduction of $4.5 million in additional paid-in capital. Explain your accounting for it and refer us to the supporting accounting literature.

July 15, 2022

Background

Historically, the Company consolidated Renegades Holdings, Inc. (“Renegades”) based on the Company’s controlling financial interest held through its ownership of 5 million shares of Series A Preferred Stock of Renegades, representing 51% ownership of Renegades. The Company also directly held 80% of the outstanding shares of Common Stock of OutlawsXP, Inc. (“Outlaws”). Renegades held the remaining 20% of the outstanding shares of Common Stock of Outlaws, giving the Company an approximately 10% indirect interest in Outlaws through the Company’s ownership of Renegades. The Company consolidated Outlaws based on its controlling financial interest.

On March 12, 2021, the Company entered into an agreement to exchange its ownership interest in Renegades for the interest held by Renegades in Outlaws (the “Exchange Transaction”). As such, the Company exchanged 5 million shares of Series A Preferred Stock of Renegades (representing a 51% interest) for 2 million shares of Common Stock of Outlaws (representing a 20% interest) held by Renegades. In addition, Renegades terminated an agreement requiring the Company to provide advertising to Renegades, and Chris Roumayeh (“Roumayeh”) and Jonas Jerebko (“Jerebko”), the noncontrolling interest holders of Renegades, each returned to the Company 117,648 shares of the Company’s Class A Common Stock. There is no other consideration related to the Exchange Transaction.

As a result of the Exchange Transaction, the Company no longer holds an economic interest in Renegades, and the accounts of Renegades were no longer consolidated in the Company’s financial statements subsequent to the date of the Exchange Transaction. In addition, as a result of the Exchange Transaction, the Company maintained control of Outlaws and obtained the remaining 10% noncontrolling interest, resulting in Outlaws becoming a wholly owned subsidiary of the Company.

The Company’s ownership interest in Renegades and Outlaws pre and post Exchange Transaction is summarized as follows:

Pre Exchange Transaction

Renegades – 51% direct ownership interest. Renegades is a consolidated subsidiary.

Outlaws – 80% direct ownership interest and 10% indirect ownership interest. Outlaws is a consolidated subsidiary.

Post Exchange Transaction

Renegades – 0% ownership interest. Renegades is deconsolidated as a result of the Exchange Transaction.

Outlaws – 100% direct ownership interest. Outlaws is a consolidated subsidiary.

July 15, 2022

Accounting for the Exchange Transaction

The Company accounted for the deconsolidation of Renegades under ASC 810-10-40-5 as it does not represent a nonreciprocal transfer. The Company accounted for the additional noncontrolling interest obtained in Outlaws under ASC 810-10-45-23.

The Company calculated the loss for the deconsolidation under ASC 810-10-40-5 as follows:

Estimated fair value of 10% noncontrolling interest in Outlaws	$4,490,130
Trade payable liability	934,500
Shares of Class A Common Stock (returned to treasury)	670,594
Investment in Renegades	(6,098,171)

$(2,947)

To estimate the fair value of the noncontrolling interest in Outlaws received, the Company used a discounted cash flow model. This estimated fair value of the noncontrolling interest in Outlaws received by the Company of approximately $4.5 million was recognized as a reduction to additional paid-in capital. The shares of Class A Common Stock returned by Roumayeh and Jerebko were valued based on the closing stock price on the date of the Exchange Transaction. The difference between the fair value of consideration received and the carrying value of Renegades’ assets and liabilities was not material.

Form 8-K filed May 9, 2022

Exhibit 99.1

Reconciliation of Net Revenue to FCF, page 6

2.

Please reconcile Free Cash Flows (FCF) to the most comparable GAAP measure, net cash provided by operating activities. We refer to Item 10(e)(1)(i) of Regulation S-K. In addition, free cash flows is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. Please revise how you calculate this measure or revise the name of this measure. We refer to Question 102.07 of C&DIs on Non-GAAP measures.

The Company acknowledges the Staff’s comment and will revise future filings accordingly. To the extent the Company uses a non-GAAP measure in future filings calculated in the same fashion as the measure presented as free cash flow in the Form 8-K, the name of such measure will be revised. To the extent the Company uses a non-GAAP measure called free cash flow in future filings, such free cash flow measure will be calculated as net cash provided by (used in) operating activities less capital expenditures.

*    *    *    *    *    *

July 15, 2022

Please contact me at (202) 637-2332 if you have any questions regarding this matter.

Sincerely,

/s/ Brian D. Miller
Brian D. Miller of LATHAM & WATKINS LLP

cc:	Caroline Beasley, Chief Executive Officer

Marie Tedesco, Chief Financial Officer

Chris Ornelas, Executive Vice President and General Counsel

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